SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 3)*

Alliance Capital Management L.P.
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

     Not Applicable
(CUSIP Number)

Gerald M. Lieberman
SCB Partners Inc.
50 Main Street, Suite 1000
White Plains, New York 10606
(914) 682-6802

With copies to:
Donald C. Walkovik, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [_]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP NO. N/A	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,320,000 (all of the foregoing indirectly through SCB Partners Inc.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,320,000 (all of the foregoing indrectly through SCB Partners Inc.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,320,000 (all of the foregoing indirectly through SCB Partners Inc.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON HC, CO
CUSIP NO. N/A	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SCB Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,320,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,320,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,320,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO
CUSIP No. N/A	13D	Page 4 of 6

        SCB Inc., a Delaware corporation (“SCB”), and SCB Partners Inc., a New York corporation and wholly-owned subsidiary of SCB (“Partners” and, together with SCB, the “Reporting Persons”), hereby amend their Statement on Schedule 13D filed with respect to the Units of Limited Partnership Interest (the “Units”) of Alliance Capital Management L.P., a Delaware limited partnership (the “Issuer”). This Amendment No. 3 to Schedule 13D of the Reporting Persons amends the Statement on Schedule 13D of the Reporting Persons filed on October 12, 2000 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”) filed on November 25, 2002 and Amendment No. 2 to the Initial Schedule 13D, as amended by Amendment No. 1, filed on March 9, 2004 (“Amendment No. 2”) (the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), only with respect to those items listed below. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 5.   Interest In Securities Of The Issuer.

        Item 5 is hereby amended by deleting paragraphs a, b and c and replacing them in their entirety with the following:

        (a) and (b).

        At the close of business on December 21, 2004, Partners owned directly 16,320,000 Units. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, there were 253,439,599 Units outstanding. Accordingly, Partners may be deemed to beneficially own 6.4% of the total number of the outstanding Units.

        Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, its 16,320,000 Units. SCB does not directly beneficially own any Units.

        Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Units.

        (c).

        On December 21, 2004, SCB and Partners delivered a notice to AXA Financial, Inc. (“AXA Financial”) and the Issuer exercising Partners’ right to sell 8,160,000 Units (the “Exercised Units”) to AXA Financial (or its designee) pursuant to the purchase agreement, dated as of June 20, 2000 (the “Purchase Agreement”), among AXA Financial, the Issuer and SCB, the terms of which are further described in Item 6 of the Schedule 13D. On December 16, 2004, AXA Financial notified Partners that the settlement date for the purchase of the Exercised Units would be December 21, 2004 and that 5,614,192 of the Exercised Units would be purchased by AXA Financial and 2,545,808 of the Exercised Units would be purchased by AXA Equitable Life Insurance Company (f/k/a The Equitable Life Assurance Society of the United States) (“Equitable”). On December 21, 2004, the sale of the Exercised Units to AXA Financial and Equitable pursuant to the Purchase Agreement was consummated. The purchase price of each Exercised Unit sold to AXA Financial and Equitable was $40.077, which was determined by averaging the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape for the ten trading days ending on the fifth trading day following December 21, 2004.

        Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

CUSIP No. N/A	13D	Page 5 of 6

APPENDIX A

        Appendix A is hereby amended by deleting the text under the heading “Principal Occupation/Employment” relating to Jean Margo Reid and replacing it in its entirety with “N/A”.

CUSIP No. N/A	13D	Page 6 of 6

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the statement is true, complete and correct.

DATED: December 23, 2004

SCB INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President

SCB PARTNERS INC.
By:	/s/ Gerald M. Lieberman

	Name: Title:	Gerald M. Lieberman Senior Vice President